UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39973105

(CUSIP Number)

Bing Zhang

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

+86-138-1035-5988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	This Schedule constitutes Amendment No. 3 to the Schedule 13D filed by Happy Starlight Limited and Mr. Bing Zhang on February 14, 2020 (as amended, the “HSL Original Schedule 13D”), Amendment No. 1 to the Schedule 13 D filed by Enjoy Starlight Limited and Mr. Jia Lu on February 14, 2020 (the “ESL Original Schedule 13D”) and an initial Schedule 13D filed by each of Mr. Himanshu H. Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Ronghui Zhang, Wealth Starlight Limited, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105	SCHEDULE 13D	Page 2 of 32 pages

1	Names of Reporting Persons Happy Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,952,863
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,952,863

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,952,863
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.8%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 3 of 32 pages

1	Names of Reporting Persons Bing Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 760,000
	8	Shared Voting Power 18,952,863
	9	Sole Dispositive Power 760,000
	10	Shared Dispositive Power 18,952,863

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,712,863
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.9%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 4 of 32 pages

1	Names of Reporting Persons Enjoy Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,554,116
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,554,116

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,554,116
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 5 of 32 pages

1	Names of Reporting Persons Jia Lu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 165
	8	Shared Voting Power 6,554,116
	9	Sole Dispositive Power 165
	10	Shared Dispositive Power 6,554,116

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,554,281
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 6 of 32 pages

1	Names of Reporting Persons Shah Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of North Carolina, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person IA

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 7 of 32 pages

1	Names of Reporting Persons Shah Capital Opportunity Fund LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person PN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 8 of 32 pages

1	Names of Reporting Persons Himanshu H. Shah
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,557,251
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,557,251

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,557,251
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 9 of 32 pages

1	Names of Reporting Persons Wealth Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,370
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,370

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,370
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 10 of 32 pages

1	Names of Reporting Persons Ronghui Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,749
	8	Shared Voting Power 4,219,370
	9	Sole Dispositive Power 2,749
	10	Shared Dispositive Power 4,219,370

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,222,119
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 11 of 32 pages

1	Names of Reporting Persons Wei Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 720,595
	8	Shared Voting Power 0
	9	Sole Dispositive Power 720,595
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,595
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 12 of 32 pages

1	Names of Reporting Persons Rich Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,362,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,362,521

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 13 of 32 pages

1	Names of Reporting Persons Hui Lin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,362,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,362,521

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,362,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.9%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 14 of 32 pages

1	Names of Reporting Persons Renny Consulting Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.03%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 15 of 32 pages

1	Names of Reporting Persons Lilly Starlight Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 947,232
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 947,232
11	Aggregate Amount Beneficially Owned by Each Reporting Person 947,232
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 16 of 32 pages

1	Names of Reporting Persons Hanying Li
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 967,232
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 967,232
11	Aggregate Amount Beneficially Owned by Each Reporting Person 967,232
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 17 of 32 pages

1	Names of Reporting Persons Song Gao
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 18 of 32 pages

1	Names of Reporting Persons Smart Best International Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,212,068
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,212,068
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,068
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 19 of 32 pages

1	Names of Reporting Persons Peiyuan Qiu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 141,000
	8	Shared Voting Power 2,212,068
	9	Sole Dispositive Power 141,000
	10	Shared Dispositive Power 2,212,068
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,068
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 20 of 32 pages

1	Names of Reporting Persons Zhengjun Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,334,299
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,334,299
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,299
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 21 of 32 pages

1	Names of Reporting Persons Nan Lu
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,025,348
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,025,348
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,348
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 22 of 32 pages

1	Names of Reporting Persons Jianhua Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,000,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 23 of 32 pages

1	Names of Reporting Persons Ring & King Investment Co., Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,525
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,525
11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,525
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person CO

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 24 of 32 pages

1	Names of Reporting Persons Ailin Xin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,525
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,525
11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,525
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person IN

*	Percentage calculated based on 68,122,402 ordinary shares outstanding as of February 28, 2022.

CUSIP No. G39973105	SCHEDULE 13D	Page 25 of 32 pages

Explanatory Note

This Schedule constitutes Amendment No. 3 to the Schedule 13D filed by Happy Starlight Limited (“HSL”) and Mr. Bing Zhang on February 14, 2020 (as amended, the “HSL Original Schedule 13D”), Amendment No. 1 to the Schedule 13 D filed by Enjoy Starlight Limited and Mr. Jia Lu on February 14, 2020 (the “ESL Original Schedule 13D”) and an initial Schedule 13D filed by each of Mr. Himanshu H. Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Ronghui Zhang, Wealth Starlight Limited, Wei Zhang, Hui Lin, Rich Starlight Limited, Hanying Li, Renny Consulting Ltd, Lilly Starlight Limited, Song Gao, Peiyuan Qiu, Smart Best International Corporation, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King Investment Co., Limited., relating to the ordinary shares, par value $0.0001 per share (“Shares”), of Glory Star New Media Group Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Except as set forth herein, the HSL Original Schedule 13D and the ESL Original Schedule 13D are unmodified and remain in full force and effect as to the applicable reporting persons thereof. Capitalized terms used but not defined herein shall have the meaning set forth in the HSL Original Schedule 13D.

The principal executive offices of the Issuer are located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, People’s Republic of China.

Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol “GSMG.”

Item 2. Identity and Background.

Item 2 of the HSL Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule is being filed by the following persons (each a “Reporting Person” and, collectively the “Reporting Persons”):

(i)	HSL, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments;

(ii)	Mr. Bing Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director, chairman and executive officer of the Issuer and the sole director and shareholder of HSL;

(iii)	Enjoy Starlight Limited, a corporation organized under the laws of the British Virgin Islands with a principal business involving investments (“ESL”);

(iv)	Jia Lu, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of the Issuer, senior vice president of Glory Star Media (Beijing) Co., Ltd, and a director of ESL;

(v)	Shah Capital Management, Inc., a corporation organized under the laws of North Carolina, United States of America with a principal business involving investments (“Shah Capital”);

CUSIP No. G39973105	SCHEDULE 13D	Page 26 of 32 pages

(vi)	Shah Capital Opportunity Fund LP, a limited partnership organized under the laws of the State of Delaware, United States of America with a principal business involving investments (“Shah Opportunity”);

(vii)	Himanshu H. Shah, an individual who is a citizen of the United States of America and whose present principal occupation is the president and chief investment officer of Shah Capital;

(viii)	Wealth Starlight Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“WSL”);

(ix)	Ronghui Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of WSL;

(x)	Wei Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xi)	Rich Starlight Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“RSL”);

(xii)	Hui Lin, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of RSL;

(xiii)	Renny Consulting Ltd, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“Renny Consulting”);

(xiv)	Lilly Starlight Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“LSL”);

(xv)	Hanying Li, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of Renny Consulting and LSL;

(xvi)	Song Gao, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xvii)	Smart Best International Corporation, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“Smart Best”);

(xviii)	Peiyuan Qiu, an individual who is a citizen of Canada and whose present principal occupation is the director of Smart Best;

(xix)	Zhengjun Zhang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xx)	Nan Lu, an individual who is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China and whose present principal occupation is a private investor;

(xxi)	Jianhua Wang, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is a private investor;

(xxii)	Ring & King Investment Co., Limited, a corporation organized under the laws of the Cayman Islands with a principal business involving investments (“Ring & King”); and

(xxiii)	Ailin Xin, an individual who is a citizen of the People’s Republic of China and whose present principal occupation is the director of Ring & King.

CUSIP No. G39973105	SCHEDULE 13D	Page 27 of 32 pages

The business address of Himanshu H. Shah, Shah Capital and Shah Opportunity is 8601 Six Forks Road, Ste. 630, Raleigh, NC 27615, the United States of America.

The business address of each of the other Reporting Persons is c/o 22F, Block B, Xinhua Science and Technology Mansion, Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following:

Support Agreements

On April 22, 2022, HSL entered into a support agreement (collectively, the “Support Agreements”) with each of Jia Lu, ESL, Shah Opportunity, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, Hanying Li, LSL, Song Gao, Peiyuan Qiu, Zhengjun Zhang, Nan Lu, Jianhua Wang and Ailin Xin (collectively, the “Shareholders”).

Pursuant to the Support Agreements, the Shareholders have agreed, among other things, to vote all Shares covered by the Support Agreements (the “Covered Shares”) in favor of the Proposed Acquisition. The Shareholders have also agreed (i) not to discuss with any other person about any potential privatization of the Issuer or any other similar transaction, or enter into or reach any agreement or arrangement with any other person in relation thereto and (ii) to cease, and to cause its affiliates and representatives to cease, any discussion or negotiation with any other person in connection with the acquisition of all or any portion of the shares or assets of the Issuer.

In addition, the Shareholders have agreed to contribute all of their respective Covered Shares to a new company to be incorporated for the purpose of effecting the Proposed Acquisition in exchange for shares of such new company.

Each Support Agreement may be terminated by HSL unilaterally at any time.

The foregoing descriptions of the Support Agreements are not complete and are qualified in their entirety by the text of such agreements. English translation of the form of the Support Agreements entered into with the Shareholders (other than Shah Opportunity) and the Support Agreement entered into with Shah Opportunity are attached as exhibits hereto and are incorporated herein by reference.

CUSIP No. G39973105	SCHEDULE 13D	Page 28 of 32 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Support Agreements, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Proposal, the Reporting Persons may engage in discussions with management, the Board, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Proposed Acquisition. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the HSL Original Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Schedule is incorporated herein by reference.

Group Interest

As a result of the execution of the support agreements, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act comprising HSL, Bing Zhang, ESL, Jia Lu, Himanshu H. Shah, Shah Capital, Shah Opportunity, Ronghui Zhang, WSL, Wei Zhang, Hui Lin, RSL, Hanying Li, LSL, Renny Consulting, Song Gao, Peiyuan Qiu, Smart Best, Zhengjun Zhang, Nan Lu, Jianhua Wang, Ailin Xin and Ring & King. As a result, the group may be deemed to have acquired beneficial ownership of all the Shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 49,567,102 Shares, which represents approximately 72.8% of the total outstanding Shares. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Shares beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. All such transactions were purchases of Shares effected in the open market.

CUSIP No. G39973105	SCHEDULE 13D	Page 29 of 32 pages

Name of Reporting Person	Date of Transaction	Amount of Shares	Price Per Share ($)
Shah Opportunity	3/8/2022	74,373	$1.02
Shah Opportunity	3/9/2022	333,425	$1.03

Except as described in this Schedule, during the past 60 days none of the Reporting Persons has effected any transactions in the Shares.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the principal terms of the Support Agreements under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following exhibits:

Exhibit Number	Description
1	English Translation of the Form of Support Agreements entered into between HSL and each of the Shareholders (other than Shah Opportunity)
2	Support Agreement, dated as of April 22, 2022, by and between HSL and Shah Opportunity
3	Joint Filing Agreement between the Reporting Persons

CUSIP No. G39973105	SCHEDULE 13D	Page 30 of 32 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2022

Bing Zhang

By:	/s/ Bing Zhang
Name:	Bing Zhang, an individual

Happy Starlight Limited

By:	/s/ Bing Zhang
Name:	Bing Zhang, Authorized Signatory

Jia Lu

By:	/s/ Jia Lu
Name:	Jia Lu, an individual

Enjoy Starlight Limited

By:	/s/ Jia Lu
Name:	Jia Lu, Authorized Signatory

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, an individual

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, Authorized Signatory

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah, Authorized Signatory

CUSIP No. G39973105	SCHEDULE 13D	Page 31 of 32 pages

Ronghui Zhang

By:	/s/ Ronghui Zhang
Name:	Ronghui Zhang, an individual

Wealth Starlight Limited

By:	/s/ Ronghui Zhang
Name:	Ronghui Zhang, Authorized Signatory

WEI Zhang

By:	/s/ Wei Zhang
Name:	Wei Zhang, an individual

Hui Lin

By:	/s/ Hui Lin
Name:	Hui Lin, an individual

Rich Starlight Limited

By:	/s/ Hui Lin
Name:	Hui Lin, Authorized Signatory

Hanying Li

By:	/s/ Hanying Li
Name:	Hanying Li, an individual

Lilly Starlight Limited

By:	/s/ Hanying Li
Name:	Hanying Li, Authorized Signatory

Renny Consulting Ltd

By:	/s/ Hanying Li
Name:	Hanying Li, Authorized Signatory

CUSIP No. G39973105	SCHEDULE 13D	Page 32 of 32 pages

Song Gao

By:	/s/ Song Gao
Name:	Song Gao, an individual

Peiyuan Qiu

By:	/s/ Peiyuan Qiu
Name:	Peiyuan Qiu, an individual

Smart Best International Corporation

By:	/s/ Peiyuan Qiu
Name:	Peiyuan Qiu, Authorized Signatory

Zhengjun Zhang

By:	/s/ Zhengjun Zhang
Name:	Zhengjun Zhang, an individual

Nan Lu

By:	/s/ Nan Lu
Name:	Nan Lu, an individual

Jianhua Wang

By:	/s/ Jianhua Wang
Name:	Jianhua Wang, an individual

Ailin Xin

By:	/s/ Ailin Xin
Name:	Ailin Xin, an individual

Ring & King Investment Co., Limited

By:	/s/ Ailin Xin
Name:	Ailin Xin, Authorized Signatory